FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2019

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item

Argentine Sovereign Pension Reserve Fund (Fondo de Garantía de Sustentabilidad) - Shareholder ANSES – Request of information about the agenda.

Buenos Aires, April 1, 2019

Securities and Exchange Commission

Relevant information

General and Special Shareholders meeting to be held on April 24, 2019

Argentine Sovereign Pension Reserve Fund (Fondo de Garantía de Sustentabilidad) - Shareholder ANSES – Request of information about the agenda.

We hereby address you a copy of the answer send today to the Argentine Sovereign Pension Reserve Fund (Fondo de Garantía de Sustentabilidad) related to the proposals to be treated on the General and Special Meeting of Shareholders to be held next April 24, 2019 (the “Meeting”).

The Spanish version is available, if required

Truly yours,

BBVA BANCO FRANCES S.A.

Av. Córdoba 111 piso 31 (C 1054AAA), Ciudad Autónoma de Buenos Aires, Argentina

IGJ 18-09-14, N.17995, L.70, T. S.A. (T.O.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: April 1, 2019	By:	/s/ Ernesto Gallardo
Name: Ernesto Gallardo
Title: Chief Executive Officer